FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevantl Event – Approval by the BCRA and the Secretariat of Industry and Commerce for the acquisition of 50% of the share capital of FCA Compañía Financiera S.A.

Ciudad Autónoma de Buenos, November 7, 2025

Messrs.

Securities and Exchange Commission

Re: Relevamtl Event – Approval by the BCRA and the Secretariat of Industry and Commerce for the acquisition of 50% of the share capital of FCA Compañía Financiera S.A. -

To whom it may concern:

I hereby address you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A. (hereinafter, the “Company”) in compliance with the provisions of Chapter I, Title XII of the Regulations of the Securities and Exchange Commission (Restated Text 2013 and its complementary and modifying provisions), with the purpose of informing that the Central Bank of the Argentine Republic (“BCRA”) issued RESOLUTION 308-E-GDEBCRA-SDD#BCRA 2025 (the “Resolution”) by means of which it resolved not to formulate observations, from the perspective of Section 15 of the Financial Institutions Law No. 21,526, as regards the shareholding modification to take place in FCA Compañía Financiera S.A., whereby Banco BBVA Argentina S.A. and Stellantis Financial Services Europe (jointly, the “New Shareholders”) will become shareholders, each with a 50% (fifty percent) participation in the share capital and votes of the Company, once the closing of the transaction occurs, which implies the effective transfer of 100% of the Company's share capital from Fidis S.p.A. and FCA Automobiles Argentina S.A. in favor of the New Shareholders.

Likewise, on November 6, 2025, the Secretariat of Industry and Commerce, by virtue of the recommendation of the National Commission for the Defense of Competition, authorized the economic concentration operation consisting in the acquisition of joint control over the firm FCA COMPAÑÍA FINANCIERA S.A. by the New Shareholders, all in accordance with the provisions set forth in Section 14, subsection a), of Law No. 27,442.

Sincerely.

Eduardo González Correas

Head of Market Relations

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: November 7, 2025	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer